

02017108

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.	CIK # 0000314643
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K to be filed no later than February 28, 2002	333-77026 _333-72879_
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on February 22, 2002.

WASHINGTON MUTUAL MORTGAGE
SECURITIES CORP.

By: /s/ Thomas G. Lehmann
        Thomas G. Lehmann
        Vice President and
        General Counsel

PROCESSED

FEB 2 7 2002

THOMSON
FINANCIAL

DOCSSF1:592821.1

EXHIBIT INDEX

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING
ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the
"Information") may include various forms of performance
analysis, security characteristics and securities pricing
estimates for the securities addressed. Please read and
understand this entire statement before utilizing the
Information. The Information is provided solely by Bear
Stearns, not as agent for any issuer, and although it may be
based on data supplied to it by an issuer, the issuer has not
participated in its preparation and makes no representations
regarding its accuracy or completeness. Should you receive
Information that refers to the "Statement Regarding Assumptions
and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict
actual results which may differ substantially from those
reflected in the Information. Performance analysis is based on
certain assumptions with respect to significant factors that
may prove not to be as assumed. You should understand the
assumptions and evaluate whether they are appropriate
for your purposes. Performance results are based on
mathematical models that use inputs to calculate results. As
with all models, results may vary significantly depending upon
the value of the inputs given. Inputs to these models include
but are not limited to: prepayment expectations (econometric
prepayment models, single expected lifetime prepayments or a
vector of periodic prepayments), interest rate assumptions
(parallel and nonparallel changes for different maturity
instruments), collateral assumptions (actual pool level data,
aggregated pool level data, reported factors or imputed
factors), volatility assumptions (historically observed or
implied current) and reported information (paydown factors, rate
resets and trustee statements). Models used in any analysis may
be proprietary making the results difficult for any third party
to reproduce. Contact your registered representative for
detailed explanations of any modelling techniques employed in
the Information.

The Information addresses only certain aspects of the applicable
security's characteristics and thus does not provide a complete
assessment. As such, the Information may not reflect the impact
of all structural characteristics of the security, including
call events and cash flow priorities at all prepayment speeds
and/or interest rates. You should consider whether the behavior
of these securities should be tested at assumptions different

from those included in the Information. The assumptions
underlying the Information, including structure and collateral,
may be modified from time to time to reflect changed
circumstances. Any investment decision should be based only on
the data in the prospectus and the prospectus supplement or
private placement memorandum (Offering Documents) and the then
current version of the Information. Offering Documents contain
data that is current as of their publication dates and after
publication may no longer be complete or current. Contact your
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Information or additional materials, including other models for
performance analysis, which are likely to produce different
results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request
(a) represent our view, at the time determined, of the
investment value of the securities between the estimated bid and
offer levels, the spread between which may be significant due to
market volatility or illiquidity, (b) do not constitute a bid by
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which the securities could have been purchased or sold in any
market, (d) have not been confirmed by actual trades, may vary
from the value Bear Stearns assigns any such security while in
its inventory, and may not take into account the size of a
position you have in the security, and (e) may have been derived
from matrix pricing that uses data relating to
other securities whose prices are more readily ascertainable to
produce a hypothetical price based on the estimated yield spread
relationship between the securities.

General Information: The data underlying the Information has
been obtained from sources that we believe are reliable, but we
do not guarantee the accuracy of the underlying data or
computations based thereon. Bear Stearns and/or individuals
thereof may have positions in these securities while the
Information is circulating or during such period may engage in
transactions with the issuer or its affiliates.
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subject to ERISA, the Information is being furnished on the
condition that it will not form a primary basis for any
investment decision. The Information is not a solicitation of

2

any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

WAMU-02AR2

WAMU-02AR2 Class A1 (1-A-1   ) 929227LE4 AAA WAC COFI + 125   p (Moody: Aaa Fitch: AAA)

Orig Bal 825,697,300 Fac 1.00000 Coup 4.324 AAA WAC COFI + 125 Mat 02/25/34 Wac- 0.000(0.000) WAM- / (-22826)

1.0000 x COFI + 1.2500 Cap 12.3220 @ 11.0720 Floor 1.2500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G01()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Cletn Rt 0%

Settle Date: 26-Feb-2002 **Curve Type:** Treas Act **Curve Date:** 21-Feb-2002 **Tranche:** A1 (1-A-1)

Price	15% CPP	25% CPP	35% CPP
prepay	3.0740%	3.0740%	3.0740%
losses	1.0000%	1.0000%	1.0000%
COFI	0.0000%	0.0000%	0.0000%
PUT_FLAG			
STEP_OVERRIDE			
Avg. Life	5.10	3.17	2.19
1st Prin	03/02	03/02	03/02
Last Prin	04/31	04/31	04/31
100.093750 Yield	4.33	4.31	4.28
Duration	4.15	2.75	1.97
100.218750 Yield	4.30	4.26	4.22
Duration	4.16	2.75	1.97
100.343750 Yield	4.27	4.22	4.16
Duration	4.16	2.75	1.97
100.468750 Yield	4.24	4.17	4.10
Duration	4.17	2.76	1.98
100.593750 Yield	4.21	4.13	4.03
Duration	4.17	2.76	1.98
100.718750 Yield	4.18	4.08	3.97
Duration	4.18	2.77	1.98
100.843750 Yield	4.15	4.04	3.91
Duration	4.19	2.77	1.99

WAMU-02AR2

WAMU-02AR2 Class B4 (B-4   ) 929227LK0 BB SUB   p (Moody: Ba2   Fitch: BB)

Orig Bal   1,693,800 Fac 1.00000 Coup 4.324 Mat 02/25/34 Wac- 0.000(0.000) WAM- / (-22826)

1.0000 x COFI + 1.2500   Cap 12.3220 @ 11.0720 Floor 1.2500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP ALL()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View   Hist Wac/Wam Cletn Rt 0%

Settle Date: 26-Feb-2002   **Curve Type:**   Treas Act   **Curve Date:**   21-Feb-2002   **Tranche:**   B4 (B-4   )

Price		15% CPP	25% CPP	35% CPP
	prepay			
	losses			
	COFI	3.0740%	3.0740%	3.0740%
	PUT_FLAG	1.0000%	1.0000%	1.0000%
	STEP_OVERRIDE	0.0000%	0.0000%	0.0000%
	Avg. Life	8.55	5.62	4.32
	1st Prin	03/02	03/02	03/02
	Last Prin	04/31	04/31	04/31
72.625000	Yield	9.49	11.62	13.47
	Duration	5.77	4.08	3.26
72.750000	Yield	9.46	11.58	13.41
	Duration	5.78	4.08	3.26
72.875000	Yield	9.43	11.54	13.36
	Duration	5.78	4.09	3.26
73.000000	Yield	9.40	11.50	13.31
	Duration	5.79	4.09	3.27
73.125000	Yield	9.37	11.46	13.26
	Duration	5.79	4.09	3.27
73.250000	Yield	9.34	11.42	13.20
	Duration	5.80	4.10	3.27
73.375000	Yield	9.31	11.37	13.15
	Duration	5.80	4.10	3.27

WAMU-02AR2

WAMU-02AR2 Class B5 (B-5   ) 929227LL8 B SUB   p (Moody: B2   Fitch: B   )

Orig Bal   1,270,300   Fac 1.00000   Coup 4.324   Mat 02/25/34   Wac- 0.000(0.000) WAM- /   (-22826)

1.0000 x COFI + 1.2500   Cap 12.3220 @ 11.0720   Floor 1.2500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP ALL()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View   Hist Wac/Wam   Clctn Rt 0%

Settle Date: 26-Feb-2002   **Curve Type:**   Treas Act   **Curve Date:**   21-Feb-2002   **Tranche:**   B5 (B-5   )

Price		15% CPP	25% CPP	35% CPP
	prepay	3.0740%	3.0740%	3.0740%
	losses	1.0000%	1.0000%	1.0000%
	COFI	0.0000%	0.0000%	0.0000%
	PUT_FLAG			
	STEP_OVERRIDE			
	Avg. Life	8.55	5.62	4.32
	1st Prin	03/02	03/02	03/02
	Last Prin	04/31	04/31	04/31
56.625000	Yield	14.07	18.09	21.55
	Duration	5.09	3.62	2.90
56.750000	Yield	14.03	18.03	21.48
	Duration	5.10	3.63	2.90
56.875000	Yield	13.99	17.97	21.40
	Duration	5.10	3.63	2.91
57.000000	Yield	13.94	17.91	21.33
	Duration	5.11	3.64	2.91
57.125000	Yield	13.90	17.85	21.25
	Duration	5.11	3.64	2.91
57.250000	Yield	13.86	17.79	21.18
	Duration	5.12	3.64	2.92
57.375000	Yield	13.82	17.73	21.10
	Duration	5.13	3.65	2.92

WAMU-02AR2

WAMU-02AR2 Class B6 (B-6   ) 929227LM6 NR SUB   p

Orig Bal 2,117,197 Fac 1.00000 Coup 4.324 Mat 02/25/34 Wac- 0.000(0.000) WAM- / (-22826)

1.0000 x COFI + 1.2500   Cap 12.3220 @ 11.0720 Floor 1.2500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP ALL()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 26-Feb-2002   **Curve Type:**   **Treas Act   Curve Date:**   21-Feb-2002   **Tranche: B6 (B-6   )**

Price		15% CPP	25% CPP	35% CPP
	prepay	3.0740%	3.0740%	3.0740%
	losses	1.0000%	1.0000%	1.0000%
	COFI	0.0000%	0.0000%	0.0000%
	PUT_FLAG			
	STEP_OVERRIDE			
	Avg. Life	8.55	5.62	4.32
	1st Prin	03/02	03/02	03/02
	Last Prin	04/31	04/31	04/31
17.625000	Yield	47.22	62.33	76.49
	Duration	2.39	1.91	1.55
17.750000	Yield	46.93	61.96	76.04
	Duration	2.40	1.92	1.56
17.875000	Yield	46.64	61.60	75.59
	Duration	2.41	1.92	1.56
18.000000	Yield	46.35	61.24	75.15
	Duration	2.43	1.93	1.57
18.125000	Yield	46.07	60.89	74.71
	Duration	2.44	1.94	1.58
18.250000	Yield	45.79	60.53	74.28
	Duration	2.46	1.95	1.58
18.375000	Yield	45.52	60.19	73.85
	Duration	2.47	1.96	1.59